Westport™

NOTICE OF AVAILABILITY OF PROXY MATERIALS

AND

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special meeting (the "**Meeting**") of the holders ("**Shareholders**") of common shares ("**Shares**") of Westport Fuel Systems Inc. (the "**Company**") will be held on Tuesday, June 30 2026 at 10:00 a.m. Pacific Time, for the following purposes (which are further described in the Company's information circular ("**Circular**") available on the Company's website at www.westport.com and on SEDAR+ at www.sedarplus.ca:

1. To elect the directors for the ensuing year. See 'Matters to be Acted Upon – Election of Directors' in the Circular.
2. To appoint Deloitte LLP, as the auditors of the Company for the ensuing year. See 'Matters to be Acted Upon – Appointment of Auditors' in the Circular.
3. To conduct say-on-pay advisory vote on executive compensation. See 'Matters to be Acted Upon – Advisory Vote on Approach to Executive Compensation in the Circular.
4. To consider and, if thought advisable, to pass the Name Change Resolution, the full text of which is set forth in the Management Information Circular effective May 12, 2026, to change the name of Westport Fuel Systems Inc.

The Meeting will be conducted in a virtual-only format via live webcast. Registered Shareholders (as defined in Circular under the heading "Voting at the Meeting") and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/MPUGFX4 where they can participate, vote, or submit questions during the Meeting's live webcast.

Only Shareholders of record as at the close of business on May 12, 2026 are entitled to notice of the Meeting. Shareholders are reminded to review the Circular before voting.

DATED at Vancouver, British Columbia this 12th day, May 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

Larry Kyle

Vice President, Legal and Intellectual Property and Corporate Secretary

It is desirable that as many Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Shares represented, please complete the enclosed Proxy (or Request for Voting Instructions, a "VIF") and return it as soon as possible. To be valid, all Proxies must returned to the offices of the Registrar and Transfer Agent of the Company, Computershare Investor Services Inc. (Attention: Proxy Department)

320 Bay Street, 14th Floor
Toronto, Ontario, Canada, M5H 4A6

Westport™

Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF. The proxy must be deposited with Computershare by no later than 10:00 am PST on June 26, 2026,

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the 'Notice and Access' provisions of the Canadian securities administrators, the Circular is available on the Company's website and on SEDAR+ and has not been mailed to Shareholders. Shareholders may request, without any charge to them, a paper copy of the Circular (and the audited financial statements and related management's discussion and analysis for the Company's last financial year and any documents referred to in the Circular) and further information on Notice and Access by contacting the Company as follows:

Telephone: +1 604-718-2046

Email: invest@westport.com

Mail: 1691 W 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2